CONTACT:

Dee Ann Johnson
(412) 456-4410

FOR IMMEDIATE RELEASE

PITTSBURGH, PA October 18, 2006. . . . . Ampco-Pittsburgh Corporation (NYSE: AP) had sales of $79,069,000 and $233,413,000 for the three and nine months ended September 30, 2006, respectively, against sales of $56,632,000 and $177,873,000 for the comparable prior year periods. Net income for the three months ended September 30, 2006 and 2005 was $6,644,000 or $0.68 per share and $2,109,000 or $0.22 per share, respectively, and for the nine months ended September 30, 2006 and 2005 was $18,773,000 or $1.91 per share and $6,759,000 or $0.69 per share, respectively. Income from operations approximated $9,808,000 and $26,670,000 for the three and nine months ended September 30, 2006 against $2,945,000 and $9,300,000 for the comparable prior year periods which included proceeds from settlement of the Corporation’s 2004 flood-related business interruption insurance claim of $2,320,000 for the nine months ended.
Continuing sales and margin improvement resulting from the worldwide demand for rolling mill rolls was the principal reason for the significant increase in the results of the Corporation in both the quarter and year to date. Income from operations is expected to be strong for the balance of the year.

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AMPCO-PITTSBURGH CORPORATION
FINANCIAL SUMMARY

Three Months Ended Sept 30,     Nine Months Ended Sept 30,
                        2006         2005           2006           2005

Sales	$79,069,000	$56,632,000	$223,413,000	$177,873,000

Income from operations	9,808,000	2,945,000	26,670,000	9,300,000
Other (expense) income-net	(91,000)	140,000	990,000	(114,000)

Income before income taxes	9,717,000	3,085,000	27,660,000	9,186,000
Income tax provision	3,073,000	976,000	8,887,000	2,427,000

Net income	$6,644,000	$2,109,000	$18,773,000	$6,759,000

Earnings per common share:
Basic	$0.68	$0.22	$1.91	$0.69
Diluted	$0.67	$0.21	$1.88	$0.69